Exhibit 17.1

February 18, 2010

Steve Adelstein

7076 Spyglass Avenue

Parkland, FL 33076

Members of the Board of Directors

MediaNet Group Technologies, Inc.

Boca Center Tower 1

5200 Town Center Circle Ste 601

Boca Raton, FL 33486

Dear Members of the Board of Directors:

I hereby tender my resignation as a member of the Board of Directors effective 2:00 p.m. today. Within the next several days, I will put in writing, my “disputes” with the company. I appreciate the professional and personal relationships that have been provided to me during the time as a member of the Board of Directors with the company.

Sincerely,

by: /s/ Steven Adelstein

via Email and U.S. Mail